June 4, 2021

Ms. Julie Sherman

Ms. Mary Mast

Mr. Alan Campbell

Ms. Laura Crotty

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:  Alpha Teknova, Inc.

        Amendment No. 1 to Draft Registration Statement on Form S-1

        Submitted May 14, 2021

        CIK No. 0001850902

Ladies and Gentlemen:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Stephen Gunstream, President and Chief Executive Officer of Alpha Teknova, Inc., a Delaware corporation (“Teknova” or the “Company”), in the letter dated May 27, 2021 (the “Staff Letter”) regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 confidentially submitted to the Commission on May 14, 2021 (the “Amended Draft Registration Statement”). The Company is also concurrently filing with the Commission a Registration Statement on Form S-1 (the “Registration Statement”). In addition, the Company is sending a copy of this letter and the Registration Statement in typeset format, including a version that is marked to show changes to the Amended Draft Registration Statement, to the Staff.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, the Company has incorporated your comments into this response letter (in bold italics). Page references in the text of this response letter correspond to the page numbers in the Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

Prospectus Summary

Overview, page 1

1.

With reference to your revised disclosure on page 106, please revise the Overview section of the Prospectus Summary to disclose the percentages of your customers that purchase catalog, custom and GMP-grade products, respectively.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on page 4 to disclose the percentages of its customers that purchase catalog, custom, and GMP-grade products, respectively.

June 4, 2021

Use of Proceeds, page 65

2.

We note your response to our prior comment 7. Please further revise your disclosure in the prospectus to provide the detail given in your response letter, which states that although you intend to use the proceeds of the offering for the purposes listed, the company is not able to quantify the approximate amount of the proceeds that will be devoted to particular uses because it has not made specific determinations regarding the amount or type of any such expenditure, and does not have agreements or commitments for any material acquisitions or investments at this time.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on page 65 to indicate that although the Company intends to use the proceeds of the offering for the purposes listed, the Company is not able to quantify the approximate amount of the proceeds that will be devoted to particular uses because it has not made specific determinations regarding the amount or type of any such expenditure, and does not have agreements or commitments for any material acquisitions or investments at this time.

Business

Well Positioned in Rapidly Evolving Cell and Gene Therapy market, page 102

3.

Your graphic at the top of page 103 indicates that 29% of your accounts are classified as “custom formulations” and 9% of your accounts are classified as “Clinical Solutions (GMP)”. However, your revised disclosure on page 106 states that 9% of your customers purchased custom products and fewer than 1% purchased GMP-grade products based on cumulative purchase data from 2018 to 2020. Please reconcile your disclosure or advise.

Please also revise to disclose the relevant time periods for the information presented in the graphic.

Company Response: The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the graphic at the top of page 103 of the Amended Draft Registration Statement relates to customer account data for the 2020 calendar year for those customers of the Company who are active in cell and gene therapy development. Conversely, the disclosure on page 106 of the Amended Draft Registration Statement relates to customer account data for the 2018 through 2020 calendar years with respect to all of the Company’s customers. In response to the Staff’s comment, the Company has revised the disclosure at the top of page 104 of the Registration Statement to disclose both the relevant time period and the customer base for the information presented in the graphic.

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Thank you for your review of the filing. Please contact me if you have any further comments or need additional information with respect to the filing. The Company’s future filings will reflect the responses set forth in this letter, as applicable.

June 4, 2021

Sincerely,

/s/ Elizabeth A. Razzano

Paul Hastings LLP

cc:   Stephen Gunstream, Alpha Teknova, Inc.

        Damon Terrill, Alpha Teknova, Inc.

        Jeffrey T. Hartlin, Paul Hastings LLP